BÖHLER-UDDEHOLM AG, Modecenterstraße 14/A/3, A-1030 Vienna, Austria

Via Airmail
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Your reference of	
Our reference	GI/RF/We
Extension, Fax	713
Vienna,	2 Sept 2002
Subject	Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG** (the Company) File No. 82-**[4089]**

Ladies and Gentlemen,

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of a **Release** to the press and investors and our Report on the First Half of 2002.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, # 43-1-79 86 901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor & Public Relations

Randolf Fochler   Susanne Wenger

dlw 9/17

Enclosures
cc: Antonio D'Amico, Esq.

BÖHLER-UDDEHOLM
Aktiengesellschaft
Modecenterstraße 14/A/3
A-1030 Vienna

Tel. (00431) 7986901
Fax (00431) 7986901/60
7986901/61

Vienna, FN 78568 t
DVR-Nr. 55107
UID-Nr. ATU 36927509

INFORMATION FOR INVESTORS

Böhler-Uddeholm announces results for the First Six Months of 2002:

- **Economic downturn accelerates in core markets**
- **Decline in sales and earnings**
- **Further exemptions from Section 201**
- **New designations for Group divisions**

Vienna, 2 September 2002 – As forecasted in the fall of last year, the economic slowdown continued in all key markets of the Böhler-Uddeholm Group during the second quarter of 2002. In the energy, electronics, and aircraft industries, the downward trend accelerated. Volume sales declined in comparison to the prior year, but price levels remained stable in many segments despite lower demand. As expected, sales and earnings of the Böhler-Uddeholm Group for the first half of 2002 were lower than in the comparable period of the record year 2001. On a positive note, Böhler-Uddeholm has been able to obtain further exemptions from US penalty tariffs (Section 201) in addition to relief previously granted for the tool steel and high-speed steel segments.

Total sales recorded by Böhler-Uddeholm declined from 793.6 m€ by 6% to 747.0 m€ for the first half of 2002. Order intake for the second quarter of this year totalled 234.1 m€ versus 276.0 m€ for the second quarter of 2001. For the first half of 2002, order intake reached a level of 504.5 m€ compared to 611.5 m€ in the first half of 2001, for a decline of 17%. As of 30 June 2002, order backlog decreased from 367.0 m€ by 23% to 282.1 m€.

Earnings before interest and tax (EBIT) fell from 71.5 m€ by 22% to 55.6 m€ for the first six months of the reporting year, which represents an EBIT margin of 7.4% versus 9.0% in the comparable prior year period. Earnings before tax declined from 58.4 m€ by 28% to 42.2 m€. The tax rate for Böhler-Uddeholm was 33.5% for the first six months of 2002 compared to 32% in 2001. Net income for the period therefore totalled 27.0 m€, or 30% less than in the first half of 2001 (38.8 m€).

New Designations for Group Divisions

Effective immediately, the designations for the individual divisions of the Böhler-Uddeholm Group will be changed as follows:

- High Performance Metals (previously: Special Steel Long Products);
- Precision Strip (previously: Strip Steel);
- Welding Consumables (previously: Welding Consumables);
- Special Forgings (previously: Forging Technology).

These changes in the divisional names are necessary for a number of reasons. The new designations describe Böhler-Uddeholm products and product characteristics much more precisely than the old terms. In addition, the new names more exactly define those niches of the special steel branch in which Böhler-Uddeholm is active and, to a large extent, is also world market leader. Moreover, the English terms better convey the Group's international approach to business.

Divisions in Overview

The operating environment for *High Performance Metals*, the largest division in the Böhler-Uddeholm Group, weakened during the second quarter of 2002, particularly in Europe. In the USA demand stagnated at a low level, especially in the manufacturing industry and energy branch. In South America, the tool steel-intensive automobile industry has been hard hit by currency fluctuations, above all in Brazil. The situation in Asia was unchanged: there are still no signs of recovery on markets closely related to the electronics industry, but demand is growing in countries that are less dependent on this sector (China, Taiwan, Thailand). For the first half of 2002 the division experienced an overall decrease in volume sales, significant pressure on prices, and declines in both sales and earnings from comparable prior year levels.

The business climate for the *Precision Strip* Division saw practically no change during the second quarter. In all markets, demand for bimetallic products and strip steels for the saw industry dropped sharply from 2001. The demand for strip steel for stone saws remained at the good prior year level, and sales of special steel for punching knives, cutting and creasing rules increased over the comparable period of 2001. This division was able to hold prices at a stable level for the first six months of 2002, with declines limited to volume sales. Division sales and earnings therefore fell short of the excellent results recorded during the first half of 2001, but profitability remained high despite the difficult operating environment.

Demand in the *Welding Consumables* Division varied widely during the first half of 2002. In Europe – and especially on the key German market – demand continued to weaken while pressure on prices increased notably. North America, in contrast, showed first signs of recovery and a number of countries in South America and Asia were able to record growth over the comparable period of 2001. The division registered an overall decline in sales and earnings, which were also burdened by higher costs for pre-materials and expenses for a reengineering program. In spite of the difficult business environment, the Welding Consumables Division was able to increase market shares in a number of countries.

In the *Special Forgings* Division, business weakened slightly during the second three months after a good first quarter in 2002. This was due to slowing demand from the aircraft industry and a substantial drop in sales to the energy branch. Volume sales decreased, but price levels remained stable. In total the division recorded the best six-month turnover in its history, with earnings falling only slightly below the comparable prior year value. This slight decline in earnings is primarily a result of the weaker US Dollar during the second quarter.

Outlook

For the Böhler-Uddeholm Group, the third quarter is traditionally the weakest because of the summer months. For the second half of 2002, Böhler-Uddeholm expects demand for special steel and special steel products to remain subdued in all markets. As emphasized by management at the start of this year, the business environment is not expected to show first signs of recovery before year-end 2002, and noticeable recovery is not expected before the 2003 Business Year. Management's goal for 2002 is to hold EBIT at the 1998 level, a good year for the steel branch, but massive and unbroken weakness in the global economy will make it difficult to reach this ambitious target.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler Telephone:(+43-1)798 69 01/707

The complete report on the first six months of 2002 is available at www.bohler-uddeholm.com

Overview of Key Data

in m€	1 – 6/2002	1 – 6/2001	Change
Sales	747.0	793.6	(6)%
EBITDA	92.4	106.2	(13)%
EBIT	55.6	71.5	(22)%
Earnings before tax	42.2	58.4	(28)%
Net income after minority interest	27.0	38.8	(30)%
Order intake	504.5	611.5	(17)%
Order backlog	282.1	367.0	(23)%

REPORT for the First Half of **2002**

Shareholder Information



- Economic downturn accelerates in core markets
- Decline in sales and earnings
- Further exemptions from Section 201
- New designations for Group divisions

January – June	2002 in m€	2001 in m€	Change in %
Sales	747.0	793.6	(6)
EBITDA	92.4	106.2	(13)
EBIT	55.6	71.5	(22)
Pre-tax profit (EBT)	42.2	58.4	(28)
Net profit after minority interest	27.0	38.8	(30)
Cash flow before capital changes	68.9	74.5	(8)
Capital expenditure	39.8	63.3	(37)
Order intake[1]	504.5	611.5	(17)
Order backlog[1]	282.1	367.0	(23)
Employees	9,358	9,260	1

1 at the production companies

BÖHLER UDDEHOLM
materializing *visions*

The First Six Months of 2002

As forecasted in the fall of last year, the economic slowdown continued in all key markets of the BÖHLER-UDDEHOLM Group during the second quarter of 2002. In the energy, electronics, and aircraft industries, the downward trend accelerated. Volume sales declined in comparison to the prior year, but price levels remained stable in many segments despite lower demand. As expected, sales and earnings of the BÖHLER-UDDEHOLM Group for the first half of 2002 were lower than in the comparable period of the record year 2001. On a positive note, BÖHLER-UDDEHOLM has been able to obtain further exemptions from US penalty tariffs (Section 201) in addition to relief previously granted for the tool steel and high-speed steel segments.

Total sales recorded by BÖHLER-UDDEHOLM declined from 793.6 m€ by 6% to 747.0 m€ for the first half of 2002. Order intake for the second quarter of this year totalled 234.1 m€ versus 276.0 m€ for the second quarter of 2001. For the first half of 2002, order intake reached a level of 504.5 m€ compared to 611.5 m€ in the first half of 2001, for a decline of 17%. As of 30 June 2002, order backlog decreased from 367.0 m€ by 23% to 282.1 m€.

Earnings before interest and tax (EBIT) fell from 71.5 m€ by 22% to 55.6 m€ for the first six months of the reporting year, which represents an EBIT margin of 7.4% versus 9.0% in the comparable prior year period. Earnings before tax declined from 58.4 m€ by 28% to 42.2 m€. The tax rate for BÖHLER-UDDEHOLM was 33.5% for the first six months of 2002 compared to 32% in 2001. Net income for the period therefore totalled 27.0 m€, or 30% less than in the first half of 2001 (38.8 m€).

NEW DESIGNATIONS FOR GROUP DIVISIONS.

Effective immediately, the designations for the individual divisions of the BÖHLER-UDDEHOLM Group will be changed as follows:

- High Performance Metals (previously: Special Steel Long Products);
- Precision Strip (previously: Strip Steel);
- Welding Consumables (previously: Welding Consumables);
- Special Forgings (previously: Forging Technology).

These changes in the divisional names are necessary for a number of reasons. The new designations describe BÖHLER-UDDEHOLM products and product characteristics much more precisely than the old terms. In addition, the new names more exactly define those niches of the special steel branch in which BÖHLER-UDDEHOLM is active and, to a large extent, is also world market leader. Moreover, the English terms better convey the Group's international approach to business.

DIVISIONS IN OVERVIEW.

The operating environment for High Performance Metals, the largest division in the BÖHLER-UDDEHOLM Group, weakened during the second quarter of 2002, particularly in Europe. In the USA demand stagnated at a low level, especially in the manufacturing industry and energy branch. In South America, the tool steel-intensive automobile industry has been hard hit by currency fluctuations, above all in Brazil. The situation in Asia was unchanged: there are still no signs of recovery on markets closely related to the electronics industry, but demand is growing in countries that are less dependent on this sector (China, Taiwan, Thailand). For the first half of 2002 the division experienced an overall decrease in volume sales, significant pressure on prices,

BÖHLER-UDDEHOLM Group

BALANCE SHEET	30/6/2002 in k€	31/12/2001 in k€
ASSETS		
A. Non-current assets		
I Tangible assets	505,210.0	506,981.7
II Goodwill	28,646.4	32,161.8
III Other intangible assets	6,839.0	7,823.2
IV Investments in associates	364.7	364.7
V Other financial assets	36,820.3	37,793.7
VI Future tax benefits	48,787.6	55,045.4
	626,668.0	**640,170.5**
B. Current assets		
I Inventories	522,852.9	528,632.0
II Accounts receivable from trade	327,702.2	313,009.4
III Accounts receivable from affiliated enterprises	4,955.4	4,080.8
IV Other receivables	42,788.4	37,638.2
V Securities available for sale	500.0	482.9
VI Cash and cash equivalents	56,192.2	62,537.9
VII Prepaid expenses	13,344.9	13,874.9
	968,336.0	**960,256.1**
Total assets	1,595,004.0	**1,600,426.6**

LIABILITIES AND SHAREHOLDERS' EQUITY		
A. Shareholders' equity		
I Share capital	79,970.0	79,970.0
II Capital reserves	264,596.6	264,596.6
III Treasury shares	(9,521.7)	(6,990.5)
IV Revenue reserves	288,708.5	273,638.0
V Retained earnings[1]	(11,939.6)	29,700.4
	611,813.8	**640,914.5**
B. Minority interest	7,579.7	**6,839.9**
C. Non-current liabilities		
I Interest bearing debt	145,784.6	114,965.4
II Deferred tax	40,342.5	44,522.6
III Severance and pension provisions	179,174.4	177,748.2
IV Other long-term provisions	16,917.5	17,987.0
V Other long-term liabilities	711.5	686.1
	382,930.5	**355,909.3**
D. Current liabilities		
I Accounts payable from trade	110,834.4	129,922.4
II Payments on account	653.0	1,864.8
III Short-term borrowing	8,893.1	10,223.7
IV Current portion of interest-bearing debt	308,391.2	298,484.2
V Short-term provisions	80,674.8	76,201.1
VI Other short-term liabilities	77,915.7	74,688.6
VII Prepaid income	5,317.8	5,378.1
	592,680.0	**596,762.9**
Total liabilities and shareholders' equity	1,595,004.0	**1,600,426.6**

1 This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 30/6/2002

BÖHLER-UDDEHOLM Group

INCOME STATEMENT	1-6/2002 in m€	1-6/2001 in m€	Q2 2002 in m€	Q2 2001 in m€
Net sales	747.0	**793.6**	375.8	**393.8**
Cost of sales	(498.2)	(531.4)	(248.3)	(263.9)
Gross result	248.8	**262.2**	127.5	**129.9**
Other income	17.5	16.9	10.3	10.2
Selling expense	(133.5)	(138.1)	(67.5)	(69.1)
Administrative expense	(56.1)	(55.1)	(30.7)	(29.3)
Amortization of goodwill	(3.8)	(2.4)	(2.0)	(1.4)
Other expense	(17.3)	(12.0)	(8.5)	(5.6)
Earnings before interest and tax (EBIT)	55.6	**71.5**	29.1	**34.7**
Income/expense from securities	(1.0)	0.0	(1.0)	0.0
Interest expense (net)	(12.4)	(13.1)	(5.5)	(6.5)
Other financial result	0.0	0.0	(0.3)	0.0
Financial result	(13.4)	**(13.1)**	(6.8)	**(6.5)**
Earnings before tax and extraordinary charges (EBT)	42.2	**58.4**	22.3	**28.2**
Income taxes	(14.1)	(18.6)	(7.4)	(9.0)
Net income before minority interest	28.1	**39.8**	14.9	**19.2**
Minority interest	(1.1)	(1.0)	(0.6)	(0.2)
Net income	27.0	**38.8**	14.3	**19.0**
Basic earnings per share (in €)	2.5	3.5	1.3	1.7
Diluted earnings per share (in €)	2.5	n.a.	1.3	n.a.
Average number of shares outstanding – basic	11,000,000	11,000,000	11,000,000	11,000,000
Average number of shares outstanding – diluted	10,921,406	n.a.	10,921,406	n.a.
Depreciation	36.8	34.7	18.7	17.6
Currency gains (losses)	1.3	0.8	1.7	0.6

CHANGES IN EQUITY	2002 in m€	2001 in m€
Equity as of 1/1	640.9	**598.8**
Net income after minority interest	27.0	38.8
Translation reserve	(22.4)	14.3
Dividend paid	(29.2)	(27.5)
Change in treasury shares	(2.5)	0.0
Other	(2.0)	2.0
Equity as of 30/6	611.8	**626.4**

CASH FLOW STATEMENT	2002 in m€	2001 in m€
Cash and cash equivalents as of 1/1	63.0	**58.8**
Cash flow before capital changes	68.9	74.5
± Change in working capital	(26.8)	(68.8)
Cash flow from operations	42.1	5.7
Cash flow from investing activities	(31.4)	(65.2)
Cash flow from financing activities	(17.0)	35.7
Change in cash and cash equivalents	(6.3)	**(23.8)**
Cash and cash equivalents as of 30/6	56.7	**35.0**

and declines in both sales and earnings from comparable prior year levels.

The business climate for the Precision Strip Division saw practically no change during the second quarter. In all markets, demand for bimetallic products and strip steels for the saw industry dropped sharply from 2001. The demand for strip steel for stone saws remained at the good prior year level, and sales of special steel for punching knives, cutting and creasing rules increased over the comparable period of 2001. This division was able to hold prices at a stable level for the first six months of 2002, with declines limited to volumes. Division sales and earnings therefore fell short of the excellent results recorded during the first half of 2001, but profitability remained high despite the difficult operating environment.

Demand in the Welding Consumables Division varied widely during the first half of 2002. In Europe – and especially on the key German market – demand continued to weaken while pressure on prices increased notably. North America, in contrast, showed first signs of recovery and a number of countries in South America and Asia were able to record growth over the comparable period of 2001. The division registered an overall decline in sales and earnings, which were also burdened by higher costs for pre-materials and expenses for a reengineering program. In spite of the difficult business environment, the Welding Consumables Division was able to increase market shares in a number of countries.

In the Special Forgings Division, business weakened slightly during the second three months after a good first quarter in 2002. This was due to slowing demand from the aircraft industry and a substantial drop in sales to the energy branch. Volume sales decreased, but price levels remained stable. In total the division recorded the best six-month turnover in its history, with earnings falling only slightly below the comparable prior year value. This slight decline in earnings is primarily a result of the weaker US Dollar during the second quarter.

OUTLOOK.

For the BÖHLER-UDDEHOLM Group, the third quarter is traditionally the weakest because of the summer months. For the second half of 2002, BÖHLER-UDDEHOLM expects demand for special steel and special steel products to remain subdued in all markets. As emphasized by management at the start of this year, the business environment is not expected to show first signs of recovery before year-end 2002, and noticeable recovery is not expected before the 2003 Business Year. Management's goal for 2002 is to hold EBIT at the 1998 level, a good year for the steel branch, but massive and unbroken weakness in the global economy will make it difficult to reach this ambitious target.

For further information contact: BÖHLER-UDDEHOLM AG,
Investor Relations & Corporate Communications,
Randolf Fochler

Phone:	+43-1/798 69 01 707
Fax:	+43-1/798 69 01 713
E-Mail:	randolf.fochler@bohler-uddeholm.com
Website:	www.bohler-uddeholm.com
Reuters:	BHLR.VI
Bloomberg:	BOEH AV
Dow Jones:	R.BUD
Bridge:	AT;BUD
Datastream:	O:BOHL
ADR symbol:	BDHHY
ÖTOB symbol:	BUD

BÖHLER-UDDEHOLM Group

SEGMENT OVERVIEW (in m€)

High Performance Metals	1-6/02	1-6/01	Change
Sales	541.9	581.8	(7%)
EBIT	40.7	52.9	(23%)
Order intake	298.3	348.1	(14%)
Order backlog	122.4	171.3	(29%)

Precision Strip	1-6/02	1-6/01	Change
Sales	84.1	99.0	(15%)
EBIT	13.6	15.8	(14%)
Order intake	88.5	93.4	(5%)
Order backlog	41.8	48.6	(14%)

Welding Consumables			
Sales	65.8	67.4	(2%)
EBIT	3.7	5.8	(36%)
Order intake	69.3	74.7	(7%)
Order backlog	11.5	14.6	(21%)

Special Forgings			
Sales	49.1	46.6	5%
EBIT	6.2	6.7	(7%)
Order intake	48.3	95.2	(49%)
Order backlog	106.4	132.5	(20%)

Other/Consolidation			
Sales	6.1	(1.2)	n.a.
EBIT	(8.6)	(9.7)	11%

Group			
Sales	747.0	793.6	(6%)
EBIT	55.6	71.5	(22%)
Order intake	504.5	611.5	(17%)
Order backlog	282.1	367.0	(23%)

STOCK MARKET INDICATORS

in €	1-6/02	1-6/01
Low	43.95	34.13
High	53.20	45.69
Price at 30/6	48.86	44.00
Market cap at 30/6 in m€	537.46	484.00

FINANCIAL CALENDAR 2002/2003

(provisional)	
Results 1-9/2002	12 Nov 2002
Preliminary results 1-12/2002	21 Feb 2003
Final results 1-12/2002	7 April 2003
Annual General Meeting	12 May 2003
Ex-dividend	15 May 2003
Results 1-3/2003	19 May 2003
Dividend payment	22 May 2003
Results 1-6/2003	1 Sep 2003
Results 1-9/2003	11 Nov 2003

SHARE PRICE PERFORMANCE



10/4/1995
30/6/2002
€ 80
70
60
50
40
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
BÖHLER-UDDEHOLM AG
Austrian Traded Index (ATX), indexed